Richard E. Chandler, Jr.	D/D: 281/233-5400	rchandler@smith.com
Senior Vice President, General Counsel	Fax: 281/233-5908
& Corporate Secretary
July 16, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall
John W. Madison
Sandy Eisen
Tim Levenberg
Chris White

Re:	Smith International, Inc.
Form S-4 (File No. 333-151897) filed June 24, 2008 and amended June 25, 2008
Form 10-K (File No. 01-08514) filed February 29, 2008
Schedule 14A (File No. 1-08514) filed April 11, 2008
Ladies and Gentlemen:
     On behalf of Smith International, Inc. (the “Company” or “we”), I hereby submit the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, dated July 11, 2008, with respect to the above-referenced filings.
     This letter is being filed with the Commission electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter to you by overnight mail.
     For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company.
Form 10-K for the Fiscal Year Ended December 31, 2007
Risk Factors, page 10
1.	This section should include all known material risks that potentially impact your company and its operations in particular. Please revise to make clear that you

Securities and Exchange Commission
July 16, 2008

have included all such particular risks in this section and to eliminate the suggestion that the reader need look “elsewhere in this report and other documents we file” for a discussion of risks.
Response:
The Company will revise the preamble to its “Risk Factors” section to reference only the factors discussed in such section and to make clear that all such particular risks are included in such section in its future filings. The revised sentence will read: “You should consider the following important factors that could cause our actual results to differ materially from those expressed in any forward-looking statement made by us or on our behalf.”
2.	Tailor your discussion of the risks so that they describe those factors that impact your operations in particular rather than referring in only general terms to generic industry risks. However, do not include extraneous detail or language that mitigates the risks you discuss. For example. the risk factor captioned “Our businesses are subject to a variety of governmental regulations” could apply to almost any large enterprise with international operations.

Response:

The Company will revise its risk factors in future filings to conform with the risk factors set forth on Exhibit A hereto and will avoid including generic industry risks in its future filings.
Financial Statements
Revenue recognition policy, page 35
3.	Your disclosure indicates that product revenue is recognized when title and related risk of loss has transferred to the customer. Please expand your disclosure to clarify whether title and risk of loss transfer upon delivery. Explain any material situations where title does not transfer upon delivery. We refer you to the general guidance of SAB Topic 13.

Response:

The Company determines proper revenue recognition based on the relevant facts and circumstances and authoritative accounting literature. The manner in which we supply products and services to our customers is often influenced by standard industry practices which, in certain cases, may result in revenue recognition occurring subsequent to the physical delivery of goods. For example, the majority of all drill bits sold in the industry are delivered to a customer’s rig site on a consigned basis. Title to the asset and the related risk of loss transfers to the customer at the time the bit is used in drilling operations. Accordingly, we do not recognize drill bit revenue upon delivery of the product but, rather, upon confirmation that the specific product has been used by the customer.

Securities and Exchange Commission
July 16, 2008

We propose to modify our revenue recognition policy in future filings with the Commission to provide increased clarity (items underlined reflect revised disclosure):
The Company’s revenues, which are composed of product, rental, service and other revenues, are generally subject to contractual arrangements which specify price and general terms and conditions. The Company recognizes product revenues, net of applicable provisions for returns, when title and the related risk of loss transfers to the customer and collectability is reasonably assured. In most cases, title and risk transfer upon product delivery; however, certain products are provided on a consigned basis with title and risk transferring when products are consumed. Rental, service and other revenues are recorded when such services are performed and collectability is reasonably assured.
4.	Please tell us how you comply with Regulation S-X, Rule 5-03(b)(1) and (2), which requires that revenues and cost of revenues from product sales, rentals, services and other sources be reported separately on your statements of operations.

Response:

Our business operations are primarily engaged in the design, manufacture and supply of oilfield equipment and services. The manner in which we invoice for products and services varies significantly depending on the specific customer and, in certain cases, the geographic location served. The product and service aspects of our business offerings are often integrated — either by strategic design or by specific customer request. For example, on a routine basis we supply customers with a downhole tool, an individual to install the tool or oversee the running of the downhole operation and the subsequent inspection and repair of the tool under one invoice. The invoice often does not indicate a separate fair value for the respective product and service components nor do we systematically capture such data. Accordingly, our ability to split the product and service components of these integrated offerings is limited and any allocation would be, at best, subjective.

The Company is aware of the requirements outlined in Regulation S-X, Rule 5-03(b)(1) and (2). We have continually evaluated our capability to accurately split revenues and costs into the product, service and rental categories outlined. We believe the operational and administrative modifications which would be required to be implemented in order to obtain this information would be impracticable. As revenue allocation would be subjective and the allocation of costs between the categories required under this Regulation would be even more ambiguous, we have presented a single revenue and cost of revenue line on the face of our statements of operations. We believe a subjective allocation of our revenues and costs into the categories required provides our shareholders and potential investors limited additional insight into our business operations and may be considered misleading.

Securities and Exchange Commission
July 16, 2008

Industry segments and international operations, page 51
5.	Please explain how your determination of your reportable segments complies with paragraph 16 of SFAS 131. As part of your response, tell us whether M-I SWACO, Smith Technologies, Smith Services, Wilson, and CE Franklin Ltd. are each operating segments as defined by paragraph 10 of SFAS 131 and, if so, how you are able to aggregate them into two reportable segments in accordance with paragraphs 17 and 18. Please address the specific criteria of paragraph 17, including economic characteristics of each segment. Finally, tell us how you anticipate the exchange offer with W-H Energy Services, Inc. will impact your segment reporting.

Response:

As noted in our Securities and Exchange Commission filings, we have identified four operating units, M-I SWACO, Smith Technologies, Smith Services and Wilson, which were determined using the criteria outlined in paragraph 10 of SFAS 131. We do not believe CE Franklin Ltd. constitutes a separate operating segment. Since CE Franklin is a separate, publicly-traded company in which we hold a 53 percent ownership interest — we are not involved in the day-to-day decision-making processes involving resource allocation and performance assessment.

Additionally, based on the similarity of the economic characteristics, as well as the similarity of the nature of the products and services provided, the customer base served, the manner in which products and services are delivered and other relevant matters, we continue to believe that the M-I SWACO, Smith Technologies and Smith Services units qualify for aggregation under the guidance included in paragraphs 17 and 18 of SFAS 131.

More specifically, M-I SWACO, Smith Technologies, and Smith Services are considered to have similar economic characteristics as (i) each unit has generated comparable revenue and gross profit growth as determined using a five-year compound annual growth rate metric and (ii) average gross profit margins for these units over the current six-year global energy cycle are consistent. We believe the nature of products and services supplied are very similar — all units generate revenue from the design, manufacture and sale of products and services used to drill and complete oil and gas wells. Moreover, the three operating units support the same primary client base — global oil and gas exploration and production companies — with significant overlap evidenced in the top customer group. And, finally, each of the operating units distributes products and services in a similar manner, supported by local sales and service organizations.

If we are successful in completing the Exchange Offer for W-H Energy shares, we anticipate we will reorganize our existing business operations to better align the two organizations. This will likely necessitate changing the way in which we currently define, review, aggregate and report our business operations internally — and could result in a revised segment reporting structure for our public filings.

Securities and Exchange Commission
July 16, 2008

Schedule l4A filed April 11, 2008
Executive Compensation Components, page 15
6.	It is unclear how the final percentages you identify under Annual Cash Bonus in the third paragraph on page 16 were determined. You indicate that the performance levels “ranged from above to below the target goals, resulting in [officers] earning between 35% and 162% of their target annual cash bonus percentage.” Explain further how the ultimate amounts are determined, and disclose known targets for the 2008 fiscal year. Provide us with the disclosure you propose to include in future filings to address this comment.

Response:
1. We have attached as Exhibit B the corporate performance matrix used to determine the 2007 annual cash bonus amounts for the Company’s Chief Executive Officer and the Chief Financial Officer. We have not included a similar matrix in respect of named executive officers who serve as business unit executives. The Company believes that the performance matrix used to determine the 2007 annual cash bonus amounts for these individuals, which is based on information not available to the public, is not required to be disclosed because (i) the applicable performance targets are not material to an investor’s understanding of the compensation programs for our named executive officers for fiscal year 2007 and (ii) such targets involve confidential commercial or financial information, the disclosure of which would result in competitive harm to our Company. Future filings will contain a description of the degree of difficulty of attaining the business unit performance targets which are applicable to named executive officers, including disclosure of the level of attainment of business unit performance targets in previous years. This response is further discussed below.
2. We will in future filings disclose the annual cash bonus performance matrix for the just-completed fiscal year, and the specific manner in which those targets are used to determine annual cash bonus amounts for that fiscal year, to the extent that those targets relate to the measurement of Company-wide performance metrics which are based on publicly available information. There is no further discussion of this response below.
3. The Company believes that disclosure of the 2008 annual cash bonus performance targets is not required because the targets are not material to an investor’s understanding of the compensation programs for our named executive officers for fiscal year 2007. We will disclose in future filings actions taken regarding executive compensation after our last completed fiscal year’s end that could materially affect a fair understanding of our named executive officers’ compensation of the last fiscal year. This response is further discussed below.

Securities and Exchange Commission
July 16, 2008

Discussion — 2007 Business Unit Performance Targets (Summary Response #1)
A. The 2007 Annual Cash Bonus targets relating to business unit performance need not be disclosed because they are not material to an investor’s understanding of the compensation programs for our named executive officers for fiscal year 2007.
As we have disclosed in our Proxy, determination of annual cash bonuses is tied to business unit performance for business unit officers (some of whom are named executive officers). Financial performance goals for business units are measured using two metrics, generally operating earnings or net income, combined with return on adjusted equity or return on operating assets. A number of different components, among them accounts receivable, inventories, fixed assets, intangible assets, goodwill and intercompany debt, are used for determining return on adjusted equity or return on operating assets, as applicable, of various business units. Thus, the annual cash bonus of each named executive officer who is a business unit officer is determined based on what amounts to a number of separate performance goals. Given the relative portion of total compensation represented by the annual cash bonus and the relative percentage of that compensation represented by each factor underlying the performance metrics, we do not believe that the disclosure of any such goals would be material to an investor’s understanding of our annual cash bonus program or our total executive compensation programs.
Moreover, we note that the actual payout of any annual cash bonus depends on the degree of achievement of each of the various goals. In other words, there is no single target. Rather, there is a range of possible payouts based on various combinations of levels of achievement of each of the two applicable targets, and no single level of achievement of any one of the targets is determinative of any bonus payout. Therefore, no individual target is, alone, material in determining an executive’s annual bonus.
In this regard, we note that Instruction 1 to Item 402(b) of Regulation S-K provides that the disclosure standard under the rules is not whether disclosure of particular information would be sufficient to convey an understanding of a plan, but rather whether it is necessary. Specifically, Instruction 1 specifically and unambiguously states that the purpose of the Compensation Discussion and Analysis is to provide investors with “material information that is necessary to an understanding” of a company’s compensation arrangements. Given the low percentage of total compensation attributable to performance against these objectives of each named executive officer who is a business unit officer, and the extensive amount of information otherwise disclosed regarding the annual cash program and these objectives, we do not believe that the range of the performance objectives in respect of the business units is material to an investor’s understanding of our compensation programs.
B. The 2007 Annual Cash Bonus targets relating to business unit performance need not be disclosed because they involve confidential commercial or financial information, the disclosure of which would result in competitive harm to our Company.
The Company submits that all targets for business unit performance under our 2007 annual bonus program (collectively hereafter, the “Confidential Targets”) constitute confidential commercial or financial information, as those terms are defined by, and therefore the Company may properly withhold the Confidential Targets from public

Securities and Exchange Commission
July 16, 2008

disclosure under, the standards set forth in Exemption 4 of the Freedom of Information Act and Rule 406 of the Securities Act of 1933, as amended (the “Securities Act”).1 The Confidential Targets should be afforded confidential treatment for the reasons set forth below:
The Confidential Targets constitute commercial or financial information. This is self-evident from the nature of the Confidential Targets, which are operating earnings, net income, return on adjusted equity and return on operating assets.
The Company has not publicly disclosed the Confidential Information. The Company has consistently treated its business units’ return on adjusted equity, return on operating assets, operating earnings and net income (including, as applicable, accounts receivable, inventories, fixed assets, intangible assets, goodwill and intercompany debt) as highly confidential information that has not been publicly disclosed and as such the business unit targets are also kept confidential. The Company has not, for example, disclosed any of this information to analysts.
Disclosure of the Confidential Targets would cause competitive harm to the Company by providing its competitors with highly sensitive information regarding its business strategy. While the overall financial performance of the Company is available to the public through its periodic publishing of financial statements and issuance of financial guidance, that performance is comprised of the aggregate of the performance of the Company’s several business units. Some of the Company’s competitors are highly focused on the goods and services produced by one or more particular business units. If the Confidential Targets were disclosed, those competitors would understand the

[1]	Statutory Provisions and Legal Authority for Confidential Treatment
Instruction 4 to Item 402(b) of Regulation S-K provides that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information the disclosure of which would result in competitive harm for the registrant. Instruction 4 to Item 402(b) further provides that a registrant should use the standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, when determining whether disclosure would result in competitive harm to the registrant. Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder set forth the applicable standards. To the extent that a target level has been disclosed publicly a registrant cannot withhold disclosing the information. The test set forth in Exemption 4 has two principal parts. First, in order for the exemption to be available, information for which confidential treatment is sought must constitute “trade secrets” and/or “commercial or financial information,” with the terms “commercial” and “financial” being construed by courts to have their ordinary meanings. See, e.g., Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). Examples of items generally regarded as commercial or financial information include: business sales statistics, technical designs, customer and supplier lists and information on financial condition. See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986).
Second, the information must be “privileged” or “confidential,” with the term “confidential” being interpreted by courts in accordance with uniform criteria. Under such criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” Nat’l Parks and Conservation Ass’n. v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); see also Critical Mass Energy Report v. Nuclear Regulatory Comm’n., 975 F.2d 871 (D.C. Cir. 1992); McDonnell Douglas Corp. v. National Aeronautics & Space Admin., 180 F.3d 303, 306-07 (D.C. Cir. 1999) (court found that where information “would be to the competitor’s advantage . . . it follows that appellant will be competitively harmed by that disclosure,” and held such information to be confidential). Courts have been clear that it is not necessary to show actual competitive harm; actual competition and the likelihood of competitive harm is sufficient. See, Gulf and Western Indus., Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979).

Securities and Exchange Commission
July 16, 2008

anticipated profitability of each business unit as to which disclosure is made and would be able to adjust their pricing and marketing tactics accordingly, to the competitive detriment of the Company. For example, if a competitor knows that a particular Company business unit with which it competes has lower operating income and/or return on operating assets than the competitor’s similar operation, the competitor could lower its prices to gain market share, knowing that the Company’s similar business unit may not be able to afford to keep up with the price reduction and remain profitable. Obviously, such disclosure would cause competitive harm to the Company.
Disclosure of the Confidential Information would cause competitive harm to the Company by hindering its ability to retain highly qualified executives. The Company’s competitive success relies to a significant degree on its ability to attract and retain highly qualified executives. Competition for qualified executives in the specialized industries in which the Company and its business units operate is intense. There are only a limited number of qualified persons who have significant experience in these industries. We believe our competitors actively recruit our executives and that we are constantly at risk of losing key executives to our competitors. Executives that are essential to our competitive success could only be replaced at great expense of time and money. Disclosure of the Confidential Targets would greatly facilitate our competitors’ attempts to hire our executives, by allowing them insight into the individual’s performance goals, to assess the likelihood of achievement, and to “outbid” the Company’s compensation packages. We note that the court in National Parks and Conservation Association v. Kleppe, 547 F. 2d 673 (D.C. Cir. 1991), which case the Staff cited in its guidance on Item 402, found persuasive the risk of “personnel raiding” as a factor in determining in that case that the disclosure of commercial information would cause competitive harm (Id. at 684).
C. Summary.
In sum, for the foregoing reasons, the Company believes that the Confidential Targets are confidential information which, if disclosed, would cause it significant competitive harm. In any event, the Company believes that disclosure of the Confidential Targets is not material to, and would not serve to aid, an investor’s understanding of our compensation programs.
Discussion — 2008 Performance Targets (Summary Response #3)
We respectfully submit that disclosure of 2008 annual cash bonus performance targets is not required by Item 402 because those targets are not material to an investor’s understanding of our fiscal-year 2007 executive compensation programs. Nothing in the Item 402 rules or the adopting release suggests that the Commission intended to change the basic principle that the primary focus of the Item 402 disclosures should be on compensation for the fiscal year just completed. Although Instruction 2 to Item 402(b) is susceptible to differing interpretations, we believe the best and most logical interpretation is that it reflects the long-standing principle that registrants should disclose compensation decisions that relate to the new fiscal year only to the extent they may affect a fair understanding of the compensation decisions and payments for the just-completed year. We recognize that, in some cases, decisions made in the “new” year should be disclosed in order to give a fair understanding of the compensation disclosed for the prior year, e.g., significant new programs or awards or

Securities and Exchange Commission
July 16, 2008

major modifications to existing programs. However, in this case the performance targets established for each separate fiscal year stand on their own, and do not impact bonus determinations in respect of any prior or subsequent fiscal year. Therefore, the decisions for the new fiscal year need not be included in the Compensation Discussion and Analysis in respect of the prior fiscal year.
We will disclose in future filings actions taken regarding executive compensation after our last completed fiscal year’s end that could materially affect a fair understanding of our named executive officers’ compensation of the last fiscal year.
****
     This is to confirm that we acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned (telephone no. 281-233-5400) should you require further information or have any questions.

Sincerely,
/s/ Richard E. Chandler, Jr.
Richard E. Chandler, Jr.
Senior Vice President, General Counsel and Secretary

Securities and Exchange Commission
July 16, 2008

Exhibit A — Revised Risk Factors
Underlined items reflect revised disclosure:
“Risk Factors Relating to Smith and the Combined Company
Smith is dependent on the level of oil and natural gas exploration and development activities.
     Demand for Smith’s products and services is dependent upon the level of oil and natural gas exploration and development activities. The level of worldwide oil and natural gas development activities is primarily influenced by the price of oil and natural gas, as well as price expectations. In addition to oil and natural gas prices, the following factors impact exploration and development activity and may lead to significant changes in worldwide activity levels:
•	overall level of global economic growth and activity;

•	actual and perceived changes in the supply of and demand for oil and natural gas;

•	political stability and policies of oil-producing countries;

•	finding and development costs of operators;

•	decline and depletion rates for oil and natural gas wells; and

•	seasonal weather conditions that temporarily curtail drilling operations.
     Changes in any of these factors could adversely impact Smith’s financial condition, results of operations or cash flows.
A significant portion of Smith’s revenue is derived in markets outside of North America.
     Smith is a multinational oilfield service company and generates the majority of its oilfield segment revenues in markets outside of North America. Changes in conditions within certain countries that have historically experienced a high degree of political and/or economic instability could adversely impact Smith’s operations in such countries and as a result Smith’s financial condition, results of operations or cash flows. Additional risks inherent in Smith’s non-North American business activities include:
•	changes in political and economic conditions in the countries in which Smith operates, including civil uprisings, riots and terrorist acts;

•	unexpected changes in regulatory requirements affecting oil and natural gas exploration and development activities;

•	fluctuations in currency exchange rates and the value of the U.S. dollar;

•	restrictions on repatriation of earnings or expropriation of property without fair compensation;

Securities and Exchange Commission
July 16, 2008

•	governmental actions that result in the deprivation of contract or proprietary rights in the countries in which Smith operates; and

•	governmental sanctions.
Smith operates in a highly technical and competitive environment.
     Smith operates in a highly competitive business environment. Accordingly, demand for Smith’s products and services is largely dependent on its ability to provide leading-edge, technology-based solutions that reduce the operator’s overall cost of developing energy assets. If competitive or other market conditions impact Smith’s ability to continue providing superior-performing product offerings, Smith’s financial condition, results of operations or cash flows could be adversely impacted.
Regulatory compliance costs and liabilities could adversely impact Smith’s earnings and cash available for operations.
     Smith is exposed to a variety of federal, state, local and international laws and regulations relating to matters such as the use of hazardous materials, health and safety, labor and employment, import/export control, currency exchange, bribery, corruption and taxation, and environmental, including laws and regulations governing air emissions, water discharge and waste management. These laws and regulations are complex, change frequently and have tended to become more stringent over time. In the event the scope of these laws and regulations expand in the future, the incremental cost of compliance could adversely impact Smith’s financial condition, results of operations or cash flows. For example, the adoption of more stringent laws and regulations curtailing the level of oil and natural gas exploration and development activities could adversely affect Smith’s operations by limiting demand for its products and services.
Smith’s industry is experiencing more litigation involving claims of infringement of intellectual property rights.
     Over the past few years, Smith’s industry has experienced increased litigation related to the infringement of intellectual property rights. Although no material matters are pending or threatened at this time, Smith, as well as certain of its competitors, has been named as defendants in various intellectual property matters in the past. These types of claims are typically costly to defend, involve monetary judgments that, in certain circumstances, are subject to being enhanced and are often brought in venues that have proved to be favorable to plaintiffs. If Smith is served with an intellectual property claim that it is unsuccessful in defending, it could adversely impact Smith’s results of operations and cash flows.”

Securities and Exchange Commission
July 16, 2008

Exhibit B — Corporate Performance Matrix

	50%	50%	EARNINGS PER SHARE

		THRESHOLD			TARGET		MAXIMUM

RETURN ON SHAREHOLDERS' EQUITY		<$2.38	$2.38	$2.67	$2.97	$3.27	$3.56
	<21.8%	0%	0%	0%	0%	0%	0%
THRESHOLD	21.8%	0%	20%	35%	60%	85%	110%
	24.5%	0%	35%	50%	75%	100%	125%
TARGET	27.2%	0%	60%	75%	100%	125%	150%
	29.9%	0%	85%	100%	125%	150%	175%
MAXIMUM	32.6%	0%	110%	125%	150%	175%	200%

EARNINGS PER SHARE — 2007
ACTUAL	$3.20

RETURN ON SHAREHOLDERS’ EQUITY — 2007 ACTUAL	28.4%

PAYOUT PERCENTAGE	130.3%